ROPES & GRAY LLP
PRUDENTIAL TOWER
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June 28, 2017	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Master Funds (the “Trust”) (Registration No. 811- 09599) Amendment Number 23 to the Trust’s Registration Statement on Form N-1A Filed on April 28, 2017

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street International Developed Equity Index Portfolio (the “International Developed Equity Index Portfolio”), State Street Equity 500 Index Portfolio (the “Equity 500 Index Portfolio”), State Street Money Market Portfolio (the “Money Market Portfolio”), State Street U.S. Government Money Market Portfolio (the “Government Portfolio”), State Street Treasury Money Market Portfolio (the “Treasury Portfolio”) and State Street Treasury Plus Money Market Portfolio (the “Treasury Plus Portfolio”) (collectively, the “Portfolios”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on June 9, 2017. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	We reissue our comment that the view of the staff (the “Staff”) of the Securities and Exchange Commission is that a Fund’s 80% names rule test is an assets-based test not an exposure-based test. With respect to the Equity 500 Index Portfolio and the International Developed Equity Index Portfolio, when discussing the use of derivatives to satisfy the Portfolios’ 80% names rule test, please revise the disclosure to state that market value, as opposed to notional value is used.

Response: The Portfolios acknowledge this comment but respectfully decline to make any changes to their disclosure in response to this comment. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Portfolios may account for a derivative position by reference to its market value or notional value. The Portfolios may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Portfolio’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

2.	In the Principal Investment Strategies for the International Developed Equity Index Portfolio, we note the following statement: “Under normal circumstances, the Portfolio invests substantially all, but as a matter of policy no less than 80%, of its net assets (plus borrowings, if any) in securities, or American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) based on securities, comprising the Index, or in other funds, including funds sponsored by the Adviser or its affiliates, or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.” The Staff has not generally interpreted the names rule to permit counting the following types of investments toward the 80% test for an index fund “[investments] in other funds … or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.” Please supplementally explain what this phrase means and cite any authority for counting these investments toward the satisfaction of the Portfolio’s rule 35d-1 policy.

Response: The phrase means that an investment that is not an Index constituent may be held by the Portfolio and counted toward the satisfaction of the Portfolio’s 80% investment policy if the Adviser believes that holding the investment will provide the Portfolio with a return that is highly correlated to the Index or a portion thereof. By way of illustration and not limitation, a futures contract or total return swap based on the Index, or a sub-set of Index constituents, or shares of an ETF that seeks to track the Index or a portion thereof, may be counted toward satisfaction of the 80% policy.

The adopting release for Rule 35d-1 (the “Adopting Release”) states: “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Portfolio notes the use of the term “investments” in this sentence, which parallels the requirements of Rule 35d-1(a)(2) that use the phrase “particular type of investment” or “particular type of investments.” As explained in the Adopting Release:

“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. … We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1 (a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

Accordingly, the Portfolio believes that based on these and other statements in the Adopting Release, the Portfolio is permitted to count toward the satisfaction of its 80% investment policy the types of holdings described by the phrase in question.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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